SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: January 2008

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

EXPLANATORY NOTE

On January 20, 2008 the District Court of Tel Aviv gave its final approval for Spansion Inc. to complete its acquisition of Saifun Semiconductors Ltd., following approval of the transaction on December 20, 2007 by Saifun’s shareholders. The closing of the transaction will result in Saifun becoming a wholly owned subsidiary of Spansion. In addition, the District Court gave its approval for the cash distribution (to be performed as a part of and subject to the consummation of the merger agreement) in accordance with the Distribution Regulations and Section 303 to the Companies’ Law 5759-1999.

The closing remains subject to the satisfaction of the remaining conditions specified by the merger agreement.

A copy of the notice regarding the court decision published by Saifun Semiconductors Ltd. in accordance with regulation 35 of the Companies’ Regulations (Application for a Settlement or an Arrangement) 5762-2002 is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2008	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Notice dated January 23, 2008 regarding the court decision in accordance with regulation 35 of the Companies' Regulations (Application for a Settlement or an Arrangement) 5762-2002